SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

"This Report on Form 6-K of Telesp Celular Participações S.A.(the "Company") is hereby incorporated by reference into the Registration Statement on Form F-3 (SEC File No. 333-119695) filed by the Company on October 12, 2004, as amended on November 9, 2004, and into the prospectus dated November 9, 2004 contained therein."

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE RESULTS OF THE FIRST REOFFERING ROUND FOR UNSUBSCRIBED SHARES

FOR IMMEDIATE RELEASE

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – December 24, 2002 - Telesp Celular Participações S.A. ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), announces today, based on information provided by Banco ABN Amro Real S.A., the registrar for the Company's shares, (i) the number of remaining TCP common shares (ON), preferred shares (PN) and American Depositary Shares (ADSs), subscribed for in the Brazilian and U.S. markets, respectively, during the first reoffering round of unsubscribed shares, which began on December 21, 2004 and ended on December 23, 2004, (ii) the total number of shares subscribed in the Brazilian and U.S. markets through December 23, 2004, and (iii) the number of remaining unsubscribed shares that are available for subscription in the second reoffering round by TCP shareholders who subscribed shares during the first reoffering round and indicated an interest in subscribing for additional shares.

First Reoffering Round – Shares Subscribed – Brazilian and U.S. Market s
Common Shares	(%) (1)	Preferred Shares	(%) (2)	TOTAL	(%) (3)
6,782,833,394	98.69%	5,255,577,802	93.79%	12,038,411,196	96.49%

Summary of Rights Offering Results until December 23, 2004 (Initial Preemptive Rights Exercise Period + First Reoffering Round)
Common Shares	(%) (1)	Preferred Shares (including preferred shares underlying ADSs)	(%) (2)	TOTAL	(%) (3)
143,423,215,342	99.94%	266,917,863,944	99.87%	410,341,079,286	99.89%

Unsubscribed Shares Available for Subscription from December 27, 2004 through December 29, 2004
Common Shares	(%) (1)	Preferred Shares	(%) (2)	TOTAL	(%) (3)
89,851,276	0.06%	348,243,732	0.13%	438,095,008	0.11%

(1) Percentage of common shares offered
(2)  Percentage of preferred shares offered
(3)  Percentage of total shares offered

TCP shareholders who subscribed for shares during the first reoffering round and indicated an interest in subscribe for additional shares in the second reoffering round will have the right to subscribe for 0.01324686466270 common shares and 0.06626174040606 preferred shares for each common and preferred share subscribed for, respectively, during the first reoffering round..

The Company reminds shareholders that the period for subscription of the remaining unsubscribed shares in the second reoffering round by preferred and common shareholders who indicated an interest in purchasing additional shares in the second reoffering round ends on December 29, 2004 .

After that date, if there are any remaining unsubscribed shares, a public auction is expected to be held at the São Paulo Stock Exchange (BOVESPA), where such unsubscribed shares are expected to be offered to the public.

The procedures relating to holders of ADSs are described in the prospectus referred to below.

A registration statement on Form F-3 (" F- 3 " ) has been filed with the U.S. Securities and Exchange Commission (" SEC ") regarding the preferred shares, ADSs and the related subscription rights to be offered in the United States of America and has been declared effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy preferred shares, ADSs or the related subscription rights in the United States or to U.S. persons (as such term is defined under Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")), nor shall there be any sale of subscription rights, preferred shares or ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The prospects relating to the offering of subscription rights, preferred shares and ADSs may be obtained from the following address: MacKenzie Partners, Inc., 105 Madison Avenue , New York , New York , 10016 , U.S.A. , tel. (212) 929-5500.

The rights offered to U.S. holders of TCP common shares may be transferred by U.S. holders only in accordance with Regulation S under the Securities Act.

The offering of rights described herein is made for the acquisition of securities of a Brazilian company. The offering is subject to disclosure requirements in Brazil , which are different from those of the United States .

It may be difficult for a person in the United States subscribing for shares to enforce its rights and any claim it may have arising under the U.S. federal securities laws, given that the Company is located in Brazil and some or all of its officers or directors are residents of Brazil or of other foreign countries. A person in the United States subscribing for shares may not be able to sue the Company or its officers or directors in a Brazilian court or in a court in another country outside the United States for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court's judgment.

# # #

VIVO – Investor Relations

Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available: www.vivo.com.br/ir

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks and uncertainties known or unknown by the Company. Future results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.